Exhibit 12.2

DuPont Fabros Technology, Inc.
DuPont Fabros Technology, L.P.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock/Unit Dividends
(in thousands, except ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net (loss) income	$(4,086)	$124,611	$53,605	$60,833	$79,480
Add: Fixed charges	56,160	47,059	53,920	56,100	58,077
Less: Capitalized interest	(12,301)	(10,245)	(4,000)	(4,711)	(28,411)
Total earnings	$39,773	$161,425	$103,525	$112,222	$109,146

Fixed charges:
Interest expense	$40,570	$33,699	$46,443	$47,765	$27,096
Capitalized interest	11,564	9,644	3,774	4,434	27,024
Amortization of deferred financing costs	3,151	2,980	3,349	3,496	2,446
Capitalization of amortization of deferred financing costs	737	601	226	277	1,387
Interest factor in rents	138	135	128	128	124
Total fixed charges	$56,160	$47,059	$53,920	$56,100	$58,077
Preferred stock/unit dividend requirements	27,245	27,245	27,245	27,053	20,874
Combined fixed charges and preferred stock/unit dividends	$83,405	$74,304	$81,165	$83,153	$78,951

Ratio of earnings to fixed charges and preferred stock/unit dividends	(1)	2.17	1.28	1.35	1.38

(1)
The shortfall of earnings to fixed charges and preferred stock/unit dividends for the year ended December 31, 2015 was $43.6 million. Included in earnings for the year was a $122.5 million impairment charge related to our NJ1 data center facility.